Filed Pursuant to Rule 424(b)(3)
Registration No. 333-181798

PROSPECTUS SUPPLEMENT

MALVERN BANCORP, INC.

Malvern Federal Savings Bank Employees’ Savings & Profit Sharing Plan and Trust

(Participation Interests in up to 678,189 shares of common stock of
Malvern Bancorp, Inc.)

This prospectus supplement is being provided to participants in the Malvern Federal Savings Bank Employees’ Savings & Profit Sharing Plan and Trust (the “Plan”). This supplement relates to the election by Plan participants to invest all or a part of their Plan accounts in the common stock of Malvern Bancorp, Inc., a newly organized corporation which is incorporated in the Commonwealth of Pennsylvania (“Malvern Bancorp—New”).

Malvern Federal Mutual Holding Company is reorganizing from the mutual to stock form of organization. In connection with the conversion, the common stock of the existing federally chartered mid-tier holding company for Malvern Federal Savings Bank, Malvern Federal Bancorp, Inc. (“Malvern Federal Bancorp”), held by existing stockholders other than Malvern Federal Mutual Holding Company will be exchanged for shares of common stock of Malvern Bancorp—New. In addition, Malvern Bancorp—New is offering shares of its common stock for sale at a purchase price of $10.00 per share.

As a participant in the Plan, you may direct the trustee to use the monies held in your individual Plan account to purchase shares of Malvern Bancorp—New common stock in its offering by transferring amounts currently allocated to your account under the Plan to the employer stock fund, subject to the limitations and other conditions of such offering. Because the Plan actually purchases the shares, you will acquire a “participation interest” in the shares and not own the shares directly.

The prospectus dated August 10, 2012 of Malvern Bancorp—New, which is attached to this prospectus supplement, includes detailed information with respect to Malvern Bancorp—New, Malvern Federal Bancorp, Malvern Federal Mutual Holding Company, Malvern Federal Savings Bank and the offering of Malvern Bancorp—New common stock. This prospectus supplement should be read only in conjunction with the attached prospectus.

For a discussion of certain factors you should consider before investing, see “Restrictions on Resale” at page S-13 in this prospectus supplement and “Risk Factors” beginning on page 19 in the prospectus.

Neither the Securities and Exchange Commission nor any state or federal agency has approved these securities or determined that this prospectus supplement is accurate or complete. Any representation to the contrary is a criminal offense.

The participation interests are not savings accounts or deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. This type of investment involves risk and you may lose some or all of your investment.

The date of this prospectus supplement is August 10, 2012.

i

THE OFFERING

Summary of the Reorganization

Malvern Federal Mutual Holding Company is reorganizing from the mutual to the stock form of organization. Following the reorganization, Malvern Bancorp—New will be wholly-owned by the public and Malvern Bancorp—New will own all of the issued and outstanding shares of Malvern Federal Savings Bank common stock. You may use your Plan account to subscribe for shares of Malvern Bancorp—New as described in this prospectus supplement.

Securities Offered

The securities offered by this prospectus supplement are participation interests in the Plan. At March 31, 2012, the Plan had approximately $6.8 million in assets, substantially all of which could be used to purchase shares (at a purchase price of $10.00 per share) of the common stock of Malvern Bancorp—New subject to the limitations and conditions of the offering. The shares of common stock of Malvern Federal Bancorp currently held in the employer stock fund within the Plan will be exchanged for shares of common stock of Malvern Bancorp—New pursuant to an exchange ratio, as is more fully discussed in “The Conversion and Offering” section of the attached prospectus. Only employees of Malvern Federal Savings Bank may become participants in the Plan. The common stock to be issued hereby is conditioned on the completion of the conversion and offering. Your investment in the common stock of Malvern Bancorp—New in the offering is subject to the priority purchase rights applicable to you, as set forth in the Plan of Conversion and Reorganization, and as described below. Information with regard to the Plan is contained in this prospectus supplement and information with regard to the conversion and offering and the financial condition, results of operation and business of Malvern Federal Bancorp is contained in the attached prospectus. This prospectus supplement should be read with the attached prospectus. The address of the principal executive office of Malvern Bancorp—New and Malvern Federal Savings Bank is 42 East Lancaster Avenue, Paoli, Pennsylvania 19301. The telephone number of Malvern Federal Savings Bank is (610) 644-9400.

Election to Purchase Common Stock in the Offering; Priorities

You may direct the transfer of all or part of the funds which represent your beneficial interest in the assets of the Plan (except funds already invested in the employer stock fund) to be invested in the employer stock fund. The Plan trustee will subscribe for common stock offered for sale in connection with the reorganization according to your directions. In the event the offering is oversubscribed, i.e., there are more orders for common stock of Malvern Bancorp—New than shares available for sale in the offering, and the Plan trustee is unable to use the full amount allocated by you to purchase common stock in the offering, depending on your purchase priority, the amount that is not invested in common stock of Malvern Bancorp—New will be returned to the other investments of the Plan pursuant to your existing investment directions. If you choose not to direct the investment of your Plan account balance to purchase shares of common stock of Malvern Bancorp—New in the offering, your Plan account balance will remain in your existing investment options of the Plan as previously directed.

You are permitted to use funds allocated to your Plan account to purchase shares of common stock of Malvern Bancorp—New in the subscription offering to the extent that you fall into one of the following orders of purchase priority:

•	Depositors of Malvern Federal Savings Bank with an aggregate balance of $50 or more at the close of business on December 31, 2010 get first priority;

•	Malvern Federal Savings Bank’s employee stock ownership plan gets second priority;

•	Depositors of Malvern Federal Savings Bank with an aggregate balance of $50 or more at the close of business on June 30, 2012 get third priority; and

•	Other depositors of Malvern Federal Savings Bank with an aggregate balance of $50 or more at the close of business on August 6, 2012, and borrowers of Malvern Federal Savings Bank as of December 31, 1990 whose loans were still outstanding as of August 6, 2012, get fourth priority.

To the extent shares remain available after filling orders in the subscription offering, shares will be available in the community offering. If you do not qualify in the subscription offering, your order will be treated as a community offering order.

Common stock so purchased will be allocated to the employer stock fund of your Plan account.

The limitations on the amount of common stock that you may purchase in the offering, as described in the attached prospectus, see “The Conversion and Offering—Limitations on Common Stock Purchases,” will be calculated based on the aggregate amount directly purchased by you in the offering outside of the Plan together with the amount purchased with funds allocated to your Plan account.

How to Use Plan Funds and Funds Held Outside the Plan to Invest in the Offering

Accompanying this prospectus supplement is a Special Investment Election Form attached as Annex A. The Special Investment Election Form will enable you to direct that all or a portion of your beneficial interest in the Plan be used to invest in the common stock of Malvern Bancorp—New. If you wish to invest all or part of your beneficial interest in the assets of the Plan in common stock of Malvern Bancorp—New issued in the offering, you should complete the Special Investment Election Form and return it to Ronald Anderson, President and Chief Executive Officer, to be received no later than 4:00 p.m., Eastern time on September 14, 2012. If you have any questions on completing the Special Investment Election Form, please contact Mr. Ronald Anderson at (610) 644-9400. In order to purchase shares outside the Plan (in your name or through an IRA), you must complete and return a stock order form, along with payment by check or by authorizing a withdrawal from your Malvern Federal Savings Bank deposit account(s) to be received by the Stock Information Center no later than 2:00 p.m., Eastern time, on September 21, 2012. If you do not have a stock order form, or have other questions about purchasing stock, contact the Stock Information Center by calling 1-(877) 643-8196.

Deadline for Delivery of Special Investment Election Form

The completed Special Investment Election Form must be returned to Malvern Federal Savings Bank, 42 East Lancaster Avenue, Paoli, Pennsylvania 19301, Attn: Ronald Anderson, President and Chief Executive Officer, to be received no later than 4:00 p.m. on September 14, 2012. If you do not wish to purchase the common stock of Malvern Bancorp—New in the offering through the Plan, please fill out the Special Investment Election Form and check the box for “No Election” in Section 5 of the form.

Irrevocability of Election to Participate in the Offering

After you return the Investment Election Form, your directions to transfer amounts credited to your Plan account to purchase shares of common stock in the offering is irrevocable.

Direction to Purchase Common Stock After the Offering

After the offering, you will continue to be able to direct the investment of your Plan contributions in the investment options available under the Plan, including the common stock of Malvern Bancorp—New (the percentage invested in any option must be a whole percent). You may change the allocation of your interest in the various investment options offered under the Plan at any time. Special restrictions may apply to transfers directed to or from the common stock of Malvern Bancorp—New if you are an executive officer, director or principal shareholder of Malvern Bancorp—New and are subject to the provisions of Section 16(b) of the Securities and Exchange Act of 1934, as amended, relating to the purchase and sale of securities by officers, directors and principal shareholders of Malvern Bancorp—New.

Purchase Price of Common Stock

The funds you allocate for the purchase of common stock in the offering will be used in full by the Plan trustee to purchase whole shares of common stock, except in the event of an oversubscription, as discussed above. The price paid for such shares of common stock in the offering will be $10.00 per share, the same price as paid by all other persons who purchase shares of common stock in the offering. You will not be charged a commission to purchase shares of common stock in the offering. You will not be permitted to purchase fractional shares of Malvern Bancorp—New common stock in the offering. Any funds not used to purchase whole shares of common stock in the offering will be reinvested in the existing investment funds of the Plan, in accordance with your then existing investment election for future contributions to the Plan.

The Employer Stock Fund will invest in the common stock of Malvern Bancorp—New. In addition, the Employer Stock Fund will maintain a cash component for liquidity purposes. For purchases in the offering, there will be no cash component. A stock unit will be valued at $10. After the offering, stock units will consist of a percentage interest in both the common stock of Malvern Bancorp—New and cash held in the Employer Stock Fund. Unit values (similar to the stock’s share price) and the number of units (similar to number of shares) are used to communicate the dollar value of a participant’s account. Following the stock offering, each day the stock unit value of the Employer Stock Fund will be determined by dividing the total market value of the fund at the end of the day by the total number of units held in the fund by all participants as of the previous day’s end. The change in stock unit value reflects the day’s change in stock price, any cash dividends accrued and the interest earned on the cash component of the fund, less any investment management fees. The market value and unit holdings of your account in the Employer Stock Fund is reported to you on your quarterly statements.

After the offering, you will be able to purchase stock units representing an ownership interest in Malvern Bancorp—New through the Employer Stock Fund. Common stock purchased or sold by the Plan trustee will be acquired or sold in open market transactions or from the treasury stock account of Malvern Bancorp—New. The prices paid by the trustee for shares acquired or sold in the open market may be higher or lower than the $10.00 per share offering price and will be for “adequate consideration” which means the fair market value of the common stock as quoted on the Nasdaq Global Market.

Nature of a Participant’s Interest in Common Stock

The common stock will be held in the name of the Plan, as trustee, and will be allocated to your individual account under the Plan. Therefore, earnings with respect to your Plan account should not be affected by the investment designations (including investments in Malvern Bancorp—New common stock) of other participants.

DESCRIPTION OF THE PLAN

Introduction

The Plan was originally adopted by Malvern Federal Savings Bank effective as of March 1, 2008. Simultaneously with the adoption of the Plan, Malvern Federal Savings Bank withdrew from the defined contribution plan that it previously participated in, the Pentegra Defined Contribution Plan for Financial Institutions, and transferred all of the fund’s assets to the new Plan. The Plan is a profit sharing plan with a cash or deferred compensation feature established in accordance with the requirements under Section 401(a) and Section 401(k) of the Internal Revenue Code of 1986, as amended. Malvern Federal Savings Bank may rely on an opinion letter, obtained by Pentegra Services, Inc., that the Plan is qualified under Section 401(a) of the Internal Revenue Code, and its related trust is tax exempt under Section 501(a) of the Internal Revenue Code. Your investment options are the same as under the prior plan, with the exception of your ability to invest in the common stock of Malvern Bancorp—New.

Employee Retirement Income Security Act

The Plan is an “individual account plan” other than a “money purchase pension plan” within the meaning of the Employee Retirement Income Security Act of 1974, as amended. As such, the Plan is subject to all of the provisions of Title I (Protection of Employee Benefits Rights) and Title II (Amendments to the Internal Revenue Code Relating to Retirement Plans) of ERISA, except the funding requirements contained in Part 3 of Title I of ERISA which by their terms do not apply to an individual account plan (other than a money purchase pension plan). The Plan is not subject to Title IV (Plan Termination Insurance) of ERISA. The funding requirements contained under Title IV of ERISA are not applicable to participants or beneficiaries under the Plan.

Applicable federal law requires the Plan to impose substantial restrictions on your right to withdraw amounts held for your benefit under the Plan prior to the termination of your employment with Malvern Federal Savings Bank. A substantial federal tax penalty also may be imposed on distributions made prior to you attaining the age 59-1/2.

Reference to Full Text of Plan

The following is a summary of the Plan and does not contain all of the detailed information in the Plan. Copies of the Plan are available to all employees by request from Malvern Federal Savings Bank, 42 East Lancaster Avenue, Paoli, Pennsylvania, 19301, Attention: Ronald Anderson, President and Chief Executive Officer. You are urged to read carefully the full text of the Plan. To the extent that any conflict may exist between the terms and conditions of the Plan and the description in this prospectus supplement, the terms and conditions in the Plan shall control.

Eligibility and Participation

An employee of Malvern Federal Savings Bank is eligible to become a participant in the Plan after attaining the age of twenty-one (21) and completing one month of employment. After attaining the age of twenty-one (21) and completing six months of employment, a Plan participant is eligible to receive employer contributions. The plan year is the calendar year, January 1 to December 31.

As of March 31, 2012, there were approximately 88 employees eligible to participate in the Plan, and 80 employees participating by making elective deferral contributions.

Contributions Under the Plan

401(k) Contributions. As a Plan participant, you are permitted to elect to reduce your compensation initially pursuant to Malvern Federal Savings Bank Employees’ Savings & Profit Sharing Plan and Trust Enrollment Application and may change your contributions later by submitting a Change of Investment Form. Contribution changes are permitted daily. The amount you elect is subject to certain restrictions and limitations, as discussed below, not to exceed $17,000 for 2012 or such higher amount as may be periodically set by the IRS and have such amount contributed to the Plan on your behalf. If you are 50 years or older, you can also make “catch up” contributions of up to $5,500 in 2012. Your pre-tax employee contributions are transferred by Malvern Federal Savings Bank to the trustee and credited to your Plan account. The Plan defines “compensation” as your basic salary rate plus certain pre-tax contributions. Generally, you may elect to modify the amount contributed to your Plan account, however, special restrictions apply to the employer stock fund if you are subject to Section 16 of the Securities Exchange Act of 1934.

Employer Matching Contributions. Malvern Federal Savings Bank will contribute an amount equal to 50% of the first 6% of your contribution.

Roth 401(k) Contributions. Effective as of January 1, 2012, employee Roth 401(k) Plan Contributions and in-plan Roth rollovers are now permitted to be made by Plan participants in accordance with applicable law. Roth 401(k) Plan Contributions are generally subject to the same tax limits as apply to pre-tax deferrals. For 2012, the $17,000 limit applies to all deferrals in the aggregate (both Roth and pre-tax deferrals).

Limitations on Contributions

Limitation on Annual Additions and Benefits. Pursuant to the requirements of the Internal Revenue Code, the Plan provides that the amount of contributions and forfeitures allocated to your Plan account during any calendar year generally may not exceed the lesser of 100% of compensation for the calendar year or $50,000 (for 2012) (adjusted for increases in the cost of living as permitted by the Internal Revenue Code).

Limitation on 401(k) Plan Contributions. By law, your total deferrals under the Plan may not exceed $17,000 for 2012, adjusted for increases in the cost of living as permitted by the Internal Revenue Code. Contributions in excess of this limitation will be included in gross income for federal income tax purposes in the year they are made. In addition, any such excess deferral will again be subject to federal income tax when distributed by the Plan, unless the excess deferral (together with any income allocable thereto) is distributed by April 15th of the following year in which the excess deferral is made. Any income on the excess deferral that is distributed by April 15th of the immediately succeeding year will be treated, for federal income tax purposes, as earned and received by you in the taxable year in which the excess deferral is made.

Limitation on Plan Contributions for Highly Compensated Employees. Sections 401(k) and 401(m) of the Internal Revenue Code limit the amount of salary deferrals and matching contribution that may be made to the Plan in any calendar year on behalf of highly compensated employees (as defined below) in relation to the amount of salary deferrals and matching contribution made by or on behalf of all other employees eligible to participate in the Plan. If these limitations are exceeded, the level of deferrals by highly compensated employees must be adjusted.

In general, a highly compensated employee includes any employee who, during the calendar year or the preceding year, (1) was at any time a 5% owner (i.e., owns directly or indirectly more than 5% of the stock of Malvern Bancorp—New), or (2) for the preceding year had compensation from the employer in excess of $115,000 (for 2012), and if the employer so elects was in the top-group of employees for such preceding year. An employee is in the top-paid group of employees for any year if such employee is in the group consisting of the top 20% of employees when ranked on the basis of compensation paid during such year. Such dollar amounts are adjusted annually to reflect increases in the cost of living.

In order to prevent the disqualification of the Plan, any amount contributed by highly compensated employees that exceeds the average deferral limitation in any calendar year must be distributed to such highly compensated employees before the close of the following calendar year. However, the employer will be subject to a 10% excise tax on any excess contributions unless such excess contributions, either are recharacterized or are distributed before the close of the first 22 months following the calendar year to which such excess contributions relate.

Top-Heavy Plan Requirements. If for any calendar year the Plan is a top-heavy plan, then Malvern Federal Savings Bank may be required to make certain minimum contributions to the Plan on behalf of non-key employees. In general, the Plan will be regarded as a “top-heavy plan” for any calendar year if, as of the last day of the preceding calendar year, the aggregate balance of the accounts of participants who are key employees exceeds 60% of the aggregate balance of the accounts of all participants. Key employees generally include any employee who, at any time during the calendar year, was (1) an officer of Malvern Federal Savings Bank having annual compensation in excess of $165,000 (for 2012), (2) a 5% owner of Malvern Bancorp—New (i.e., owns directly or indirectly more than 5% of the stock of Malvern Bancorp—New, or stock possessing more than 5% of the total combined voting power of all stock of Malvern Bancorp—New or (3) a 1% or greater owner of Malvern Bancorp—New having annual compensation in excess of $150,000.

Loans

You are permitted to borrow money from your account once per year. The loan amount must be at least $1,000 and is limited to a maximum of 50% of your vested account balance, up to a maximum of $50,000. The interest rate will be determined at the time of the loan request. This rate will remain fixed for the life of the loan. You can borrow for any reason up to a maximum term of 60 months. If you are borrowing to purchase a residence, your loan may have a term of up to 180 months. There is no restriction on the number of outstanding loans you may have at any time. Refinancing is not permitted. The Plan Administrator can provide you with information about the fees associated with a loan. Unlike a withdrawal, there are no tax penalties associated with the plan’s loan feature, unless you default on the loan repayment, in which case the loan is treated as a withdrawal.

Hardship Withdrawal

You can withdraw your rollover contributions, if any, and all or a portion of your 401(k) Plan contributions if your employer determines that you have an immediate financial need created by severe hardship and you lack other reasonably available resources. The IRS defines financial hardship as:

•	Purchase of a primary residence and payment of certain expenses related to the repair of damage to a primary residence.

•	To prevent eviction from or foreclosure of a primary residence.

•	Tuition, including room and board, for the next 12 months of post-secondary education for yourself, your spouse or children.

•	Payment of unreimbursed medical expenses and certain funeral expenses.

In the event of a hardship withdrawal, you may continue to make contributions to the 401(k) Plan.

In-Service Withdrawal

In general, you may make a full or partial withdrawal once per year from the vested portion of employer contributions credited on your behalf if such contributions have been invested in the Plan for (a) at least 24 months, or (b) you have been a participant in the Plan for at least 60 months, or (c) your attainment of age 59-1/2, or if you have an immediate financial need created by severe hardship, as described in the preceding paragraph under the header “Hardship Withdrawal.” If you make a withdrawal, you may continue to make contributions to the plan.

Under current tax law, any amounts withdrawn from the plan—both contributions and earnings—will be taxed as ordinary income. Distributions before age 59-1/2, unless such distributions are a result of separation from service at or after age 55, or death, are also subject to a 10% early withdrawal penalty, as well as regular income tax.

Investment of Contributions

General. All amounts credited to your accounts under the Plan are held in a trust. A trustee appointed by Malvern Federal Savings Bank’s Board of Directors administers the trust. The Plan offers you a variety of investment choices.

You may elect to have both past contributions and earnings, as well as future contributions to your account invested among the funds listed above. If you fail to provide an effective investment direction, your contributions will be invested in the Target Retirement Fund based on the year which coincides with or next following the year in which you will attain age 65 until such time as you provide an effective investment direction. Transfers of past contributions and the earnings thereon do not affect the investment mix of future contributions. You may change your investment directions at any time. This may be done either by filing a form or by telephone or other electronic medium. You may also redirect the investment of your investment accounts such that a percentage of any one or more investment accounts may be transferred to any one or more other investment accounts either by filing a form or by telephone or other electronic medium.

The net gain (or loss) of the funds from investments (including interest payments, dividends, realized and unrealized gains and losses on securities, and expenses paid from the trust) will be determined at least daily during the calendar year. For purposes of such allocations, all assets of the trust are valued at their fair market value.

Core Investment Funds. Listed below are the investment choices available in the Plan and the annual percentage return on these funds for the prior three years.

Funds	2011	2010	2009
International Index	–12.47%	7.22%	31.39%
Nasdaq 100 Index	3.06%	19.34%	53.86%
Russell SmallCap Index	–4.56%	26.15%	26.75%
S&P MidCap Index	–2.29%	25.90%	36.47%
S&P 500 LargeCap Growth Index	3.99%	14.49%	31.81%
S&P 500 LargeCap Value Index	–1.13%	14.30%	20.53%
S&P 500 Index	1.49%	14.42%	35.91%
Tuckerman REIT Index	8.68%	27.06%	26.79%
U.S. Long Treasury Index	29.20%	8.74%	–13.14%
U.S. Bond Index	7.18%	5.96%	5.49%
Invesco Stable Value Trust	1.74%	3.02%	2.14%
Short Term Investment Fund	–0.21%	–0.14%	2.31%
Conservative Balanced	4.64%	8.28%	11.19%
Moderate Balanced	2.00%	11.13%	18.15%
Aggressive Balanced	–0.83%	13.65%	25.05%
Target Retirement Income Fund	3.83%	8.86%	*
Target Retirement 2010 Fund	6.07%	11.51%	*
Target Retirement 2015 Fund	6.45%	12.83%	17.04%
Target Retirement 2020 Fund	5.10%	13.81%	*
Target Retirement 2025 Fund	4.03%	14.40%	20.67%
Target Retirement 2030 Fund	2.74%	14.96%	*
Target Retirement 2035 Fund	0.69%	15.12%	25.75%
Target Retirement 2040 Fund	–0.74%	15.34%	*
Target Retirement 2045 Fund	–0.73%	15.22%	26.27%
Target Retirement 2050 Fund	–0.72%	15.33%	*
Target Retirement 2055 Fund	**	**	**
Government Short Term Investment	–0.36%	–0.28%	–0.15%
Employer Stock Fund	–21.88%	–20.27%	4.95%

*	The Fund was not offered prior to 2010.

**	The Fund was not offered prior to 2012.

Investment Fund Descriptions

The following is a brief description of the above referenced investment funds available for participant election.

International Index Fund. Invests in a diversified portfolio of approximately 1,000 foreign stocks representing established companies in approximately 21 countries outside North and South America. The Fund seeks to match the performance of the Morgan Stanley Capital International, Europe, Australia, and Far East (MSCI EAFE) Index. Intended for long-term investors seeking to capture high returns and diversification by investing in a broad range of foreign stocks and seeking to further diversify a portfolio of U.S. securities.

NASDAQ 100 Index Fund. Invests in most or all of the same stocks held in the Nasdaq 100 Index. Seeks to track the performance of the Nasdaq 100 Index. Intended for long-term investors seeking to capture the growth potential of the 100 largest domestic and international and most actively traded nonfinancial companies on the Nasdaq Stock Market.

Russell SmallCap Index Fund. Invests in a broad range of small-capitalization U.S. companies. Seeks to track the investment returns of the Russell 2000 Index. Intended for long-term investors seeking the potential of high returns from investing in smaller U.S. companies.

S&P MidCap Index Fund. Invests in most or all of the same stocks that make up the S&P MidCap 400 Index. Seeks to track the investment returns of the S&P MidCap 400 Index. Intended for long-term investors seeking high returns that reflect the growth potential of mid-sized U.S. companies.

S&P 500 LargeCap Growth Index Fund. Invests in a portfolio of large-capitalization growth stocks. Seeks to track the investment returns of the S&P/Citigroup Growth Index. Intended for long-term investors seeking a diversified portfolio of large-capitalization growth stocks.

S&P 500 LargeCap Value Index Fund. Invests in a portfolio of stocks of large established U.S. companies and seeks to track the investment returns of the S&P/Citigroup Value Index. Intended for long-term investors seeking a diversified portfolio of large-capitalization value stocks.

S&P 500 Index Fund. Invests in most or all of the same stocks held in the S&P 500 Index. Seeks to track the investment returns of the S&P 500 Index. This Fund may be appropriate if you have a medium to longer time frame and are willing to ride out stock market fluctuations in the short term in exchange for the potential for high long-term returns. Intended for investors seeking to capture the earnings and growth potential of large U.S. companies.

Tuckerman REIT Index Fund. Invests primarily in equity shares of real estate investment trusts (REITS). REITS invest in loans secured by real estate and invest directly in real estate properties such as apartments, office buildings, and shopping malls. The Fund seeks to match the performance of the Dow Jones/Wilshire REIT Index. Intended for medium to long-term investors seeking a high level of dividend income and long-term appreciation of capital.

U.S. Long Treasury Index Fund. Invests primarily in U.S. Treasury securities with a maturity of 10 years or longer. Seeks to track the investment returns of the Lehman Brothers Long Treasury Bond Index. As a bond fund, this Fund is intended for short to medium term investors seeking to generate income and add stability of principal to your portfolio.

U.S. Bond Index Fund. Invests primarily in government, corporate, mortgage-backed and asset-backed securities. Seeks to match the returns of the Lehman Brothers Aggregate Bond Index. As a bond fund, this Fund is intended for short to medium term investors seeking to generate income and add stability of principal to your portfolio.

Invesco Stable Value Trust. Invests primarily in investment contracts issued by insurance companies, banks, and other financial institutions, as well as enhanced short-term investment products. The Stable Value Fund seeks to preserve the principal amount of your contributions while maintaining a rate of return comparable to other fixed income instruments. Intended for short-term investors seeking to preserve the value of their investment and achieve a stable return.

Short Term Investment Fund. Invests in high-quality money market securities and other short-term debt instruments. Most of the investments in the Fund may have a range of maturity from overnight to 90 days; however, 20% of the value of the Fund may be invested in assets with a maturity date in excess of 90 days, but not to exceed 13 months. All securities are required to meet strict guidelines for credit quality and must be rated at least A1 by Standard & Poor’s and P1 by Moody’s Investor Service. Intended for short-term investors seeking current income while preserving the value of their investment principal.

Conservative Balanced Fund. Invests in a diversified portfolio of approximately 75% U.S. bonds, money market instruments and stable value instruments, and 25% in U.S. and international stocks selected from major indexes. Intended for short-to medium-term investors seeking lower-risk portfolio diversified investments with the potential for some capital appreciation over time.

Moderate Balanced Fund. Invests in a diversified portfolio of approximately 55% U.S. and international stocks, with the remaining 45% held in U.S. fixed income and stable value investments. Intended for long-term investors seeking a moderate total portfolio solution with the potential for moderate capital appreciation over time.

Aggressive Balanced Fund. Invests primarily in stocks (85%), divided among U.S. stocks and international stocks, with the remaining 15% target allocation invested in fixed income and stable value instruments. Intended for long-term investors who can withstand the potential risk for short-term price swings while seeking a potential high return total portfolio solution over time.

Government Short Term Investment Fund. The Fund seeks to preserve principal and offer liquidity by investing only in short-term issues of the U.S. Treasury and its Agencies. The Fund’s investments have a short time to maturity, with no more than 20% of the Fund invested beyond 90 days. No security may have a maturity of more than 13 months.

Target Retirement 2010 Fund. The Fund is designed as “one-stop” investment solutions. The fund is invested in a broadly diversified portfolio of US stocks, international stocks and bonds. The 2010 Fund starts out with a stock and bond allocation suitable for the full time horizon —from now to the year 2010 and beyond. Professional managers adjust the fund mix annually, gradually decreasing the stock allocations while increasing the bond allocations as the retirement date approaches.

Target Retirement 2015 Fund. The Fund is designed as “one-stop” investment solutions. The fund is invested in a broadly diversified portfolio of US stocks, international stocks and bonds. The 2015 Fund starts out with a stock and bond allocation suitable for the full time horizon —from now to the year 2015 and beyond. Professional managers adjust the fund mix annually, gradually decreasing the stock allocations while increasing the bond allocations as the retirement date approaches.

Target Retirement 2020 Fund. The Fund is designed as “one-stop” investment solutions. The fund is invested in a broadly diversified portfolio of US stocks, international stocks and bonds. The 2020 Fund starts out with a stock and bond allocation suitable for the full time horizon —from now to the year 2020 and beyond. Professional managers adjust the fund mix annually, gradually decreasing the stock allocations while increasing the bond allocations as the retirement date approaches.

Target Retirement 2025 Fund. The Fund is designed as “one-stop” investment solutions. The fund is invested in a broadly diversified portfolio of US stocks, international stocks and bonds. The 2025 Fund starts out with a stock and bond allocation suitable for the full time horizon —from now to the year 2025 and beyond. Professional managers adjust the fund mix annually, gradually decreasing the stock allocations while increasing the bond allocations as the retirement date approaches.

Target Retirement 2030 Fund. The Fund is designed as “one-stop” investment solutions. The fund is invested in a broadly diversified portfolio of US stocks, international stocks and bonds. The 2030 Fund starts out with a stock and bond allocation suitable for the full time horizon —from now to the year 2030 and beyond. Professional managers adjust the fund mix annually, gradually decreasing the stock allocations while increasing the bond allocations as the retirement date approaches.

Target Retirement 2035 Fund. The Fund is designed as “one-stop” investment solutions. The fund is invested in a broadly diversified portfolio of US stocks, international stocks and bonds. The 2035 Fund starts out with a stock and bond allocation suitable for the full time horizon —from now to the year 2035 and beyond. Professional managers adjust the fund mix annually, gradually decreasing the stock allocations while increasing the bond allocations as the retirement date approaches.

Target Retirement 2040 Fund. The Fund is designed as “one-stop” investment solutions. The fund is invested in a broadly diversified portfolio of US stocks, international stocks and bonds. The 2040 Fund starts out with a stock and bond allocation suitable for the full time horizon —from now to the year 2040 and beyond. Professional managers adjust the fund mix annually, gradually decreasing the stock allocations while increasing the bond allocations as the retirement date approaches.

Target Retirement 2045 Fund. The Fund is designed as “one-stop” investment solutions. The fund is invested in a broadly diversified portfolio of US stocks, international stocks and bonds. The 2045 Fund starts out with a stock and bond allocation suitable for the full time horizon—from now to the year 2045 and beyond. Professional managers adjust the fund mix annually, gradually decreasing the stock allocations while increasing the bond allocations as the retirement date approaches.

Target Retirement 2050 Fund. The Fund is designed as “one-stop” investment solutions. The fund is invested in a broadly diversified portfolio of US stocks, international stocks and bonds. The 2050 Fund starts out with a stock and bond allocation suitable for the full time horizon—from now to the year 2050 and beyond. Professional managers adjust the fund mix annually, gradually decreasing the stock allocations while increasing the bond allocations as the retirement date approaches.

Employer Stock Fund. The employer stock fund consists primarily of investments in common stock of Malvern Federal Bancorp. Malvern Federal Bancorp is a federally chartered majority-owned subsidiary of Malvern Federal Mutual Holding Company. Following the offering, Malvern Federal Bancorp, a federal corporation, will cease to exist, but will be succeeded by a new Pennsylvania corporation with the name Malvern Bancorp, Inc., which will be 100% owned by its public shareholders, including Malvern Federal Bancorp’s tax-qualified plans.

Shares of Malvern Federal Bancorp which were held in the employer stock fund prior to the conversion and offering will be converted into new shares of common stock of Malvern Bancorp-New, in accordance with the exchange ratio. The trustee will use all amounts reallocated to the employer stock fund in the special election to acquire shares in the conversion and common stock offering. After the offering, the trustee will, to the extent practicable, use all amounts held by it in the employer stock fund, including cash dividends paid on common stock held in the employer stock fund, to purchase shares of common stock of Malvern Bancorp—New. It is expected that all purchases will be made at prevailing market prices.

Vesting

You are always 100% vested in your pre-tax employee contributions and the earnings thereon under the Plan. In addition, you are always 100% vested in any employer contributions and the earnings thereon under the Plan.

Distribution Upon Retirement or Disability

Upon retirement or disability, you may elect to have your vested account balance distributed in a single lump-sum payment. Payment of your benefits must generally begin no later than the April 1 following the calendar year in which you attain age 70-1/2 or the calendar year in which you retire.

Distribution Upon Death

If you die before your entire vested interest has been distributed, benefits will be paid to your surviving spouse in a single lump-sum payment. If you are an unmarried participant, or you are a married participant with special consent to the designation of a beneficiary other than your spouse, payment of benefits to your chosen beneficiary will be in a single lump-sum payment.

Distribution Upon Termination of Employment

After termination of employment with Malvern Federal Savings Bank, you are entitled to distribution of your vested Plan account upon the earlier of death, disability, or attainment of the Plan’s normal retirement age. However, you may elect to receive a distribution of your vested Plan account after termination prior to death, disability, or the attainment of the Plan’s normal retirement age.

Non-alienation of Benefits

Except with respect to federal income tax withholdings and qualified domestic relations orders, benefits payable under the Plan shall not be subject in any manner to anticipation, alienation, sale, transfer, assignment, pledge, encumbrance, charge, garnishment, execution, or levy of any kind, either voluntary or involuntary, and any attempt to anticipate, alienate, sell, transfer, assign, pledge, encumber, charge or otherwise dispose of any rights to benefits payable under the Plan shall be void.

Reports to Plan Participants

The Plan administrator will furnish to you a quarterly statement showing the balance in your Plan account as of the end of that period, the amount of contributions allocated to your Plan account for that period, and the adjustments to your account to reflect earnings or losses, distributions, loans disbursed, loan repayments and/or transfers between investment funds.

Plan Administration

Malvern Federal Savings Bank is the named fiduciary of the Plan for purposes of ERISA. Bank of New York currently serves as trustee of the Plan’s trust. The trustee receives, holds and invests the contributions to the Plan in trust and distributes them to participants and beneficiaries in accordance with the terms of the Plan and the directions of the Plan administrator.

The Plan is administered by a Plan administrator who is one or more persons appointed by and who serve at the pleasure of Malvern Federal Savings Bank. Currently, the Plan administrator is Malvern Federal Savings Bank. The address and telephone number of the administrator is 42 East Lancaster Avenue, Paoli, Pennsylvania 19301, (610) 644-9400. The administrator is responsible for the administration of the Plan, interpretation of the provisions of the Plan, prescribing procedures for filing applications for benefits, preparation and distribution of information explaining the Plan, maintenance of Plan records, books of account and all other data necessary for the proper administration of the Plan, and preparation and filing of all returns and reports relating to the Plan which are required to be filed with the U.S. Department of Labor and the IRS, and for all disclosures required to be made to participants, beneficiaries and others under ERISA.

Amendment and Termination

Malvern Federal Savings Bank intends to continue the Plan indefinitely. Nevertheless, Malvern Federal Savings Bank may terminate the Plan at any time. If the Plan is terminated in whole or in part, then regardless of other provisions in the Plan, if you are affected by the termination you will have a fully vested interest in your Plan account. Malvern Federal Savings Bank reserves the right to make, from time to time, any amendment or amendments to the Plan which do not cause any part of the trust to be used for, or diverted to, any purpose other than the exclusive benefit of participants or their beneficiaries; provided, however, that Malvern Federal Savings Bank may make any amendment it determines necessary or desirable, with or without retroactive effect, to comply with ERISA and/or the Internal Revenue Code.

Merger, Consolidation or Transfer

In the event of the merger or consolidation of the Plan with another plan, or the transfer of the Plan trust assets to another plan, the Plan requires that each participant will (if either the Plan or the other plan were then terminated) receive a benefit immediately after the merger, consolidation or transfer which is equal to or greater than the benefit he or she would have been entitled to receive immediately before the merger, consolidation or transfer (if the Plan had then terminated).

Federal Income Tax Consequences

General. The following is a brief summary of certain federal income tax aspects of the Plan. Statutory provisions are subject to change, as are their interpretations, and their application may vary in individual circumstances. The consequences under applicable state and local income tax laws may not be the same as under the federal income tax laws.

As a “qualified retirement plan,” the Internal Revenue Code affords special tax treatment which includes the following: (1) the sponsoring employer is allowed an immediate tax deduction for the amount contributed to the Plan each year; (2) participants pay no current income tax on amounts contributed by the employer on their behalf; and (3) earnings of the plan are tax-exempt thereby permitting the tax-free accumulation of income and gains on investments. The Plan will be administered to comply in operation with the requirements of the Internal Revenue Code as of the applicable effective date of any change in the law. Malvern Federal Savings Bank expects that it will adopt any amendments to the Plan that may be necessary to maintain the qualified status of the Plan under the Internal Revenue Code.

You are urged to consult your tax advisors with respect to any distribution from the Plan and transactions involving the Plan.

Lump-Sum Distribution. A distribution from the Plan to a participant or the beneficiary of a participant will qualify as a lump-sum distribution if it is made: (1) within one taxable year to the participant or beneficiary; (2) on account of the participant’s death, disability or separation from service, or after the participant attains age 59-1/2; and (3) consists of the balance to the credit of the participant under this Plan and all other profit sharing plans, if any, maintained by Malvern Federal Savings Bank. The portion of any lump-sum distribution that is required to be included in the participant’s or beneficiary’s taxable income for federal income tax purposes consists of the entire amount of such lump-sum distribution less the amount of after-tax contributions, if any, made by the participant to any other profit sharing plans maintained by Malvern Federal Savings Bank which is included in such distribution.

Averaging Rules. The portion of the total taxable amount of a lump-sum distribution that is attributable to participation in the Plan or in any other profit-sharing plan maintained by Malvern Federal Savings Bank and referred to as the ordinary income portion, will be taxable generally as ordinary income for federal income tax purposes.

If you turned 50 by 1985, you may elect to have your lump-sum distribution taxed under a ten-year income averaging rule which would allow you to pay a separate tax on the lump-sum distribution that would approximate the tax (under the rates in effect in 1986) that would have been due if the distribution had been received in ten equal annual installments. You also may elect to have that portion of the lump-sum distribution attributable to your pre-1974 participation in the Plan treated as a long-term capital gain and taxed at a rate of 20%.

Common Stock Included in Lump-Sum Distribution. If a lump-sum distribution includes our common stock, the distribution generally will be taxed in the manner described above, except that the total taxable amount will be reduced by the amount of any net unrealized appreciation with respect to such common stock, i.e., the excess of the value of such common stock at the time of the distribution over its cost to the Plan. The tax basis of such common stock to the participant or beneficiary for purposes of computing gain or loss on its subsequent sale will be the value of the common stock at the time of distribution less the amount of net unrealized appreciation. Any gain on a subsequent sale or other taxable disposition of such common stock, to the extent of the amount of net unrealized appreciation at the time of distribution, will be considered long-term capital gain regardless of the holding period of such common stock. Any gain on a subsequent sale or other taxable disposition of the common stock in excess of the amount of net unrealized appreciation at the time of distribution will be considered either short-term capital gain or long-term capital gain depending upon the length of the holding period of the common stock. The recipient of a distribution may elect to include the amount of any net unrealized appreciation in the total taxable amount of such distribution to the extent allowed by the IRS.

Distribution: Rollovers and Direct Transfers to Another Qualified Plan or to a Traditional or Roth IRA. Virtually all distributions from the Plan may be rolled over to another qualified retirement plan or to a traditional or Roth IRA without regard to whether the distribution is a lump-sum distribution or a partial distribution. You have the right to elect to have the trustee transfer all or any portion of an “eligible rollover distribution” directly to another qualified plan or to a traditional or Roth IRA. If you do not elect to have an “eligible rollover distribution” transferred directly to another qualified plan or to a traditional IRA, the distribution will be subject to a mandatory federal withholding tax equal to 20% of the taxable distribution. If you roll over your distribution to a Roth IRA, the taxable amount of your distribution will be included in your taxable income in the year of the distribution. The principal types of distributions which do not constitute eligible rollover distributions are (1) an annuity type distribution made over the life expectancy of the participant (or participant and another) or for a period of 10 years or more, (2) a minimum distribution required by Section 401(a)(9) of the Internal Revenue Code, or (3) the portion of any distribution not includable in gross income, except that unrealized appreciation in employee securities can be included in an eligible rollover distribution.

ERISA and Other Qualification

As noted above, the Plan is subject to certain provisions of ERISA, and was submitted to the IRS for a determination that it is qualified under the Internal Revenue Code.

We have provided a brief description of the material federal income tax aspects of the Plan which are of general application under the Internal Revenue Code. This is not intended to be a complete or definitive description of the federal income tax consequences of participating in or receiving distributions from the Plan. Accordingly, you are urged to consult a tax advisor concerning the federal, state and local tax consequences of participating in and receiving distributions from Plan.

Restrictions on Resale

Any person receiving shares of Malvern Bancorp—New common stock under the Plan who is an “affiliate” of Malvern Bancorp—New as the term “affiliate” is used in Rules 144 and 405 under the Securities Act of 1933, as amended, (e.g., our directors, executive officers and substantial stockholders) may reoffer or resell such shares only pursuant to a registration statement filed under the Securities Act of 1934 assuming the availability of a registration statement, pursuant to Rule 144 or some other exemption of the registration requirements of the Securities Act of 1933. Any person who may be an “affiliate” of Malvern Bancorp—New may wish to consult with counsel before transferring any common stock he or she owns. In addition, you are advised to consult with counsel as to the applicability of Section 16 of the Securities Exchange Act of 1934 which may restrict the sale of common stock when acquired under the Plan, or other sales of common stock.

Persons who are not deemed to be our “affiliates” at the time of resale will be free to resell any shares of common stock allocated to them under the Plan, either publicly or privately, without regard to the registration and prospectus delivery requirements of the Securities Act of 1933 or compliance with the restrictions and conditions contained in the exemptive rules thereunder. An “affiliate” of Malvern Bancorp—New is someone who directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control, with Malvern Bancorp—New. Normally, a director, principal officer or major stockholder of a corporation may be deemed to be an “affiliate” of that corporation. A person who may be deemed an “affiliate” of Malvern Bancorp—New at the time of a proposed resale will be permitted to make public resales of the common stock only pursuant to a “reoffer” prospectus or in accordance with the restrictions and conditions contained in Rule 144 under the Securities Act of 1933 or some other exemption from registration, and will not be permitted to use this prospectus in connection with any such resale. In general, the amount of the common stock which any such affiliate may publicly resell pursuant to Rule 144 in any three-month period may not exceed the greater of one percent of the common stock then outstanding or the average weekly trading volume reported on the Nasdaq Global Market during the four calendar weeks prior to the sale. Such sales may be made only through brokers without solicitation and only at a time when Malvern Bancorp—New is current in filing the reports required of it under the Securities Exchange Act of 1934.

SEC Reporting and Short-Swing Profit Liability

Section 16 of the Securities Exchange Act of 1934 imposes reporting and liability requirements on officers, directors and persons beneficially owning more than ten percent of public companies such as Malvern Bancorp—New. Section 16(a) of the Securities Exchange Act of 1934 requires the filing of reports of beneficial ownership. Within ten days of becoming a person subject to the reporting requirements of Section 16(a), a Form 3 reporting initial beneficial ownership must be filed with the Securities and Exchange Commission. Certain changes in beneficial ownership, such as purchases, sales, gifts and participation in savings and retirement plans must be reported periodically, either on a Form 4 within two business days after a change occurs, or annually in certain limited situations, on a Form 5 within 45 days after the close of the registrant’s fiscal year. Investment in our common stock in the Plan by officers, directors and persons beneficially owning more than ten percent of the common stock must be reported to the SEC on the Forms 4 or Forms 5 filed by such individuals.

In addition to the reporting requirements described above, Section 16(b) of the Securities Exchange Act of 1934 provides for the recovery by Malvern Bancorp—New of profits realized by any officer, director or any person beneficially owning more than ten percent of the common stock resulting from the purchase and sale or sale and purchase of the common stock within any six-month period.

The SEC has adopted rules that provide exemption from the profit recovery provisions of Section 16(b) for participant-directed employer security transactions within an employee benefit plan, such as the Plan, provided certain requirements are met. These requirements generally involve restrictions upon the timing of elections to acquire or dispose of employer securities for the accounts of section 16(b) persons.

Except for distributions of common stock due to death, disability, retirement, termination of employment or under a qualified domestic relations order, persons affected by section 16(b) are required to hold shares of common stock distributed from the Plan for six months following such distribution and are prohibited from directing additional purchases of units within the employer stock fund for six months after receiving such a distribution.

Financial Information Regarding Plan Assets

Financial information representing the assets available for Plan benefits at December 31, 2011, is available upon written request to the Plan Administrator at the address shown above.

LEGAL OPINION

The validity of the issuance of the common stock will be passed upon by Elias, Matz, Tiernan & Herrick L.L.P., Washington, D. C., which firm acted as special counsel for Malvern Bancorp—New, Malvern Federal Bancorp, Malvern Federal Mutual Holding Company and Malvern Federal Savings Bank in connection with the reorganization and offering.

ANNEX A

MALVERN FEDERAL SAVINGS BANK
EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN AND TRUST

Special Investment Election Form

Name of Plan Participant:                                                         Social Security Number:

1.  INSTRUCTIONS. This Special Investment Election Form provides your directions to sell certain investments in your Malvern Federal Savings Bank Employees’ Savings & Profit Sharing Plan and Trust account (except those already invested in the employer stock fund) for the purpose of purchasing the common stock of Malvern Bancorp—New in connection with the mutual to stock conversion and reorganization of Malvern Federal Mutual Holding Company and issuance of common stock by Malvern Bancorp—New.

To direct the investment of all or part of the funds credited to your account to the employer stock fund of Malvern Bancorp—New, you should complete and submit this form to Ronald Anderson, President and Chief Executive Officer, to be received no later than 4:00 p.m. on September 14, 2012. A representative for Malvern Federal Savings Bank will retain a copy of this form and return a copy to you. If you need any assistance in completing this form, please contact Ronald Anderson at (610) 644-9400. If you do not complete and return this form to Malvern Federal Savings Bank by 4:00 p.m. on September 14, 2012, the funds credited to your account under the Plan will continue to be invested in accordance with your prior investment directions.

2.  INVESTMENT DIRECTIONS. As directed below, I hereby authorize the sale of the funds currently credited to my account and the purchase of common stock of Malvern Bancorp—New with such proceeds. The total dollar amount transferred from existing investment funds to the employer stock fund must be in increments of $10. For example, you may transfer $1,000 or $1,010, but you may not transfer $1,001 or $1,011. Shortly after the end of the subscription and community offering period, September 21, 2012, the amount that you elect to transfer from your existing account balances for the purchase of Malvern Bancorp-New common stock in the stock offering will be removed from your existing account and transferred to a money market fund pending the closing of the stock offering. If the value of the fund(s) you select is insufficient to cover your order, then your order will be reduced accordingly. For example: If you direct the sale of $1,000 of your investment in the International Stock Fund and the sale generates $900, the trustee will transfer the $900 and use it to purchase 90 shares in the stock offering at $10 per share. Your investment directions are subject to market risk. To the extent your order cannot be filled with common stock of Malvern Bancorp—New, the amount (including earnings, if any) not used to purchase common stock will be transferred from the money market fund and reinvested in the existing investment funds of the Plan, in accordance with your then existing investment election for future contributions to the Plan. Please contact Ronald Anderson, President and Chief Executive Officer, at (610) 644-9400 for more information.

Plan Investment Funds	Dollar Amount
International Index	Sell $
Nasdaq 100 Index	Sell $
Russell SmallCap Index	Sell $
S&P MidCap Index	Sell $
S&P LargeCap Growth Index	Sell $
S&P LargeCap Value Index	Sell $
S&P 500 Index	Sell $
Tuckerman REIT Index	Sell $
U.S. Long Treasury Index	Sell $
U.S. Bond Index Fund	Sell $
Invesco Stable Value Trust	Sell $
Short Term Investment Fund	Sell $
Conservative Balanced	Sell $
Moderate Balanced	Sell $
Aggressive Balanced	Sell $
Target Retirement Income Fund	Sell $
Target Retirement 2010 Fund	Sell $
Target Retirement 2015 Fund	Sell $
Target Retirement 2020 Fund	Sell $
Target Retirement 2025 Fund	Sell $
Target Retirement 2030 Fund	Sell $
Target Retirement 2035 Fund	Sell $
Target Retirement 2040 Fund	Sell $
Target Retirement 2045 Fund	Sell $
Target Retirement 2050 Fund	Sell $
Target Retirement 2055 Fund	Sell $
Government Short Term Investment	Sell $

Number of Shares of Malvern Bancorp—New Stock	Price Per Share	Total Amount To Purchase as Investment Election

X $10.00 =

3.  PURCHASER INFORMATION. If you are an Eligible Account Holder, Supplemental Eligible Account Holder or Other Member, as indicated below, you can direct your current balances in the Plan to purchase the common stock of Malvern Bancorp—New. Please indicate your status.

a. ☐	Eligible Account Holder—Check here if you were a depositor with $50.00 or more on deposit with Malvern Federal Savings Bank as of December 31, 2010.

b. ☐	Supplemental Eligible Account Holder—Check here if you were a depositor with $50.00 or more on deposit with Malvern Federal Savings Bank as of June 30, 2012, but are not an Eligible Account Holder.

c. ☐	Other Member—Check here if you were a depositor of Malvern Federal Savings Bank as of August 6, 2012 or a borrower of Malvern Federal Savings Bank as of December 31, 1990 whose loans continued to be outstanding as of August 6, 2012, but are not an Eligible Account Holder or Supplemental Eligible Account Holder.

d. ☐	Check here if you are not eligible in one of the above subscription offering categories. Your order will be placed in the community offering.

4.  PURCHASE LIMITATIONS. The following restrictions apply to the aggregate number of shares you may request to purchase in the stock offering, including your purchases using Plan funds and your purchases using funds outside the Plan.

•	Minimum number of shares: 25 shares ($250)

•	Maximum number of shares: 5.0% of the shares sold in the offering

•	Maximum number of shares for associates or group: 5.0% of the shares sold in the offering

•	Maximum number of shares for associates or groups, including exchange shares of Malvern Federal Bancorp: 9.9% of the total shares of common stock outstanding upon completion of the conversion and offering

See “The Offering — Limitations on Common Stock Purchases” in the accompanying prospectus for more information.

5.  CHECK ONE BOX AND SIGN BELOW

☐	Investment Election. I, the undersigned participant in the Plan, make the investment election shown in Section 2, above.

☐	No Election. I elect not to purchase shares of Malvern Bancorp—New common stock in the offering through the Plan.

6.  ACKNOWLEDGMENT OF PARTICIPANT. I understand that this Special Investment Election Form shall be subject to all of the terms and conditions of the Malvern Federal Savings Bank Employees’ Savings and Profit Sharing Plan and Trust and the Plan of Conversion and Reorganization of Malvern Federal Mutual Holding Company. I acknowledge that I have received a copy of the prospectus and the prospectus supplement.

ACKNOWLEDGMENT OF ELECTION BY PARTICIPANT AND RECEIPT BY EMPLOYER:

Received By:	Signature of Participant

Date:	Date: